**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

September 28, 2018

_____

In the Matter of

**Principal Maritime Tankers Corp
3530 Post Road
Southport, CT 06890**

File No. 333-195146

_____

       **ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

       Principal Maritime Tankers Corp filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Principal Maritime Tankers Corp has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 28, 2018.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

       Brent J. Fields
       Secretary